July 25, 2012

VIA EDGAR AND OVERNIGHT MAIL

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eurasian Minerals Inc. (File No. 333-180092)
Amendment No. 4 to Registration Statement on Form F-4, filed July 13, 2012

Dear Mr. Reynolds:

     On behalf of Eurasian Minerals Inc. (“Eurasian”), set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 23, 2012 with respect to the above-referenced registration statement on Form F-4 (as so amended, the “Registration Statement”).

     Eurasian has today filed an Amendment No. 5 to the Registration Statement (the “Amendment”), together with a copy of this letter via EDGAR correspondence. Eurasian is also providing supplementally to the Staff five copies of a version of the Amendment, which has been marked to show changes since the filing of the Registration Statement on July 13, 2012.

     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Eurasian has been furnished by Eurasian and the information contained herein with respect to Bullion Monarch Mining, Inc. (“Bullion”) has been furnished by Bullion. Unless otherwise indicated, all page references in the responses set forth below are to pages of the Amendment.

Material United States Federal Income Tax Consequences…, page 48

1. We note your response to comment 1 in our letter dated July 6, 2012 and the related revisions on pages 48-57. We also specifically note your statement that U.S. tax counsel is unable to provide a “will” opinion. Please revise your disclosure to clearly state that the disclosure in the “Material United States Federal Income Tax Consequences…” section is the opinion of Dorsey & Whitney LLP and Durham Jones & Pinegar, PC and clearly address what counsel has opined upon. Similarly revise the “Material Canadian Federal Income Tax Consequences of the Merger” section to clearly indicate the opinion of Blake, Cassels & Graydon LLP.

Mr. John Reynolds, p. 2
July 25, 2012

In response to the Staff’s comment, we have revised the disclosure under the sections “Material United States Federal Income Tax Consequences of the Merger and the Holding and Disposing of Eurasian Common Shares Received in the Merger” beginning on page 48 and “Material Canadian Federal Income Tax Consequences of the Merger” beginning on page 57.

2. Additionally, we note your statement that “[i]n order for the merger to qualify as a reorganization, among other things, Eurasian must acquire at least 80 percent of the Bullion common stock in exchange for Eurasian common stock (the ‘Minimum Stock Consideration Requirement’).” This sentence suggests that the qualification of the merger as a reorganization may depend on other factors beyond the Minimum Stock Consideration Requirement. Please further revise to describe the other factors which prevent you from providing a “will” opinion for this transaction or revise to remove the reference to other uncertainties. Please refer to Section III.C.4 of SLB 19.

In response to the Staff’s comment, we have revised the disclosure on page 49.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139
Pro Forma Combined Information, page 139

3. Please revise the table on page 139 so that the total consideration is equal to the total consideration of $39,546,865 that is shown on page 145.

In response to the Staff’s comment, we have revised the disclosure on page 139 so that the total consideration equals $39,546,865.

Notes to the Pro Forma Consolidated Financial Statements, page 143
3. Pro Forma Assumptions and Adjustments, page 145

4. We note in footnote (c)(4) that you reduced the discount rate used to determine the fair value of the mineral property from 5.76% (F-4/A3) to 4.66% (F-4/A4). Please advise us of the following:

  Revise your footnote to discuss the reason(s) for the decrease in the discount rate in sufficient detail. Refer to comment nine of our letter dated June 25, 2012.

Eurasian calculated the discount rate as the cost of equity. After internal consideration, Eurasian felt that this method of calculating the discount rate was most appropriate. Note 3(c)(4) to the pro forma financial statements has been expanded, as discussed with the Staff. See page 146. The calculation of the discount rate was done in accordance with the calculation shown on Appendix A hereto.

Generally, in calculating the cost of equity as a discount rate, the share price performance of Eurasian’s common shares on the TSX-Venture Exchange (the “TSX-V”) is compared to the overall performance of the TSX-V. The discount rate of 5.76 percent included in Eurasian’s amendment no. 3 to the Registration Statement was calculated using Eurasian share and TSX-V index data up to May 31, 2012, whereas the discount rate of 4.66 percent included in Eurasian’s amendment no. 4 to the Registration Statement was calculated using Eurasian share and TSX-V index data up to June 30, 2012. The rate decreased since both the Eurasian share price and the TSX-V index decreased throughout the month of June 2012.

  Explain to us why the discount rate used to estimate the fair value of the mineral property only represents the cost of equity for Eurasian and does not consider the cost of debt, and tell us the basis for this conclusion.

Mr. John Reynolds, p. 3
July 25, 2012

The cost of debt was not factored into the calculation for the discount rate because Eurasian has not used debt to finance its acquisitions in the past and has no foreseeable plans to utilize debt financing for future acquisitions, including the pending acquisition of Bullion. Because Eurasian has no history of using such debt financing and no foreseeable plans to do so for future acquisitions, the cost of debt is deemed to be nil.

  To the extent that the discount rate also includes the cost of debt, tell us the rate that was used, explain to us in sufficient detail how you determined the cost of debt that was used and revise your footnote to include such disclosures.

Since the cost of debt has not been factored into the discount rate as noted in the response to the prior bullet, footnote disclosure regarding the cost of debt has not been included in the Amendment.

Bullion Monarch Mining, Inc. and Subsidiaries
Notes to Consolidated Financial Statements, page F-79
Note 2. Acquisition of Dourave Canada, page F-84

5. We note your response to comment five of our letter dated July 6, 2012. Please confirm to us that the contractual restrictions on the shares transferring to market participants are legally enforceable to those market participants, or advise.

Bullion confirms that the contractual restrictions on the shares transferring to market participants are legally enforceable to those market participants through the specific legend attached to the certificates representing those shares as well as through contractual limitations on the transfer of the shares to the original holders of the securities in the first place.

Exhibits and Financial Statement Schedules, page II-3
Exhibit 8.1 Opinion of Blake, Cassels & Graydon LLP

6. Please revise the opinion of Blake Cassels & Graydon to consent to the reference to the firm under the section “Material Canadian Federal Income Tax Consequences of the Merger.”

In response to the Staff’s comment, such opinion has been revised and re-filed as an exhibit to the Registration Statement.

Exhibit 8.2 Opinion of Dorsey & Whitney LLP

7. Please revise the opinion of Dorsey & Whitney LLP to consent to the reference to the firm under the section “Material United States Federal Income Tax Consequences of the Merger and the Holding and Disposing of Eurasian Common Shares Received in the Merger.”

In response to the Staff’s comment, such opinion has been revised and re-filed as an exhibit to the Registration Statement.

Exhibit 8.3 Opinion of Durham Jones & Pinegar

8. Please revise the opinion of Durham Jones & Pinegar to consent to the reference to the firm under the section “Material United States Federal Income Tax Consequences of the Merger and the Holding and Disposing of Eurasian Common Shares Received in the Merger.”

Mr. John Reynolds, p. 4
July 25, 2012

In response to the Staff’s comment, such opinion has been revised and re-filed as an exhibit to the Registration Statement.

[Remainder of page intentionally left blank.]

Mr. John Reynolds, p. 5
July 25, 2012

* * * * *

     Eurasian hereby acknowledges that (1) Eurasian is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Eurasian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your review of the filing. If you have any questions regarding the Amendment or this response letter, please do not hesitate to contact me at (604) 696-3184, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

EURASIAN MINERALS INC.

By:	/s/ Christina Cepeliaukas
Christina Cepeliaukas
Chief Financial Officer

cc:	Kimberley R. Anderson, Esq.
Dorsey & Whitney LLP, U.S. counsel to Eurasian

Andrew McLeod, Esq.
Blake, Cassels & Graydon LLP, Canadian counsel to Eurasian

Joshua E. Little, Esq.
Durham Jones & Pinegar, P.C., counsel to Bullion

EURASIAN MINERALS INC. - APPENDIX A
Discount Rate

Cost of Equity:

Equity shareholders expect to obtain a certain return on their equity investment in a company.
From the company's perspective, the equity holders' required rate of return is a cost, because if the company does not deliver this expected return, shareholders will simply sell their shares, causing the price to drop.
In other words, the cost of equity is basically what it costs the company to maintain a share price that is satisfactory to investors.
It is determined as follows: Cost of equity = Risk-free rate + β x (Market Rate - Risk-free rate)

Definition of β (Beta):
β (Beta) measures how much a company's share price moves against the market as a whole.
β of 1 indicates that the company moves in line with the market.
β in excess of 1 indicates the share exaggerating the market.
β less than 1 indicates the share being more stable.

Definition of Risk-Free Rate:
This is the amount obtained from investing in securities considered free from credit risk, such as government bonds.
For this market risk premium calculation, yields from the Government of Canada Benchmark Bond - long-term are selected, which is considered risk-free.

Definition of Equity Market Risk Premium:
The equity market risk premium (the "risk premium") represents the return investors expect, over and above the risk-free rate, to compensate them for taking additional risk by investing in the stock market.
In other words, it is the difference between the risk-free rate and the market rate.
For this market risk premium calculation, the market rate is determined as the average annual return over the measuring period defined in the β calculation.

Discount Rate:
Cost of equity discussed above is used as the discount rate in determining the valuation of Carlin Trend Royalty based on the discounted cash flow analysis as there is no debt involved.

Discount Rate for Discounted Cash Flow:			5.76%
Inputs:	Beta	0.79
	Risk-free rate	2.29%
	Market rate	6.70%

Discount Rate for Discounted Cash Flow:			4.66%
Inputs:	Beta	0.79
	Risk-free rate	2.3%
	Market rate	5.3%

Note: Actual calculations of Beta and Market rate are not shown in this exhibit.